UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-39229

Zhongchao Inc.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Partial Exercise of Additional Allocation Option

As previous disclosed in its Current Report on Form 6-K filed on July 28, 2026, on July 23, 2026, Zhongchao Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) in connection with a registered direct offering of 300,000 Class A Ordinary Shares, par value US$0.744 each (the “Class A Ordinary Shares”), and, in lieu of Class A Ordinary Shares, pre-funded warrants (the “Pre-Funded Warrants”) to purchase 4,245,455 Class A Ordinary Shares (the “Warrant Shares”), in the aggregate (such offering, the “July 2026 Offering”). The Securities Purchase Agreement provides each purchaser with a 60-day right to purchase, at US$1.10 per share, an additional allocation (the “Additional Allocation Option”) of up to 200% of the number of Class A Ordinary Shares and Warrant Shares purchased by such purchaser in the July 2026 Offering. On August 5, 2026, a certain purchaser partially exercised its Additional Allocation Option to purchase 454,545 Class A Ordinary Shares, which additional Class A Ordinary Shares were issued on August 6, 2026. Following such issuance, the Company had 8,666,755 Class A Ordinary Shares outstanding.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form S-8 (File No. 333-289791), Form S-8 (File No. 333-288589), Form F-3 (File No. 333-279667) and Form F-3 (File No. 333-283916) to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits Index

Exhibit No.	Description
5.1	Opinion of Ogier (Cayman) LLP
10.1	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K as filed with the Securities and Exchange Commission on July 28, 2026)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: August 11, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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